United States securities and exchange commission logo





                              April 5, 2023

       John S. Bremner
       Chief Executive Officer
       Swiftmerge Acquisition Corp.
       4318 Forman Ave.
       Toluca Lake, CA 91602

                                                        Re: Swiftmerge
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed on April 3,
2023
                                                            File No. 001-41164

       Dear John S. Bremner:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or
has substantial ties with, a non-U.S. person. If so, also include risk factor disclosure
that addresses how this fact could impact your ability to complete your initial business
combination. For instance, discuss the risk to investors that you may not be able to complete
an initial business combination with a target company should the transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity
 John S. Bremner
Swiftmerge Acquisition Corp.
April 5, 2023
Page 2

      in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joseph Ambrogi at 202-551-4821 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                          Sincerely,
FirstName LastNameJohn S. Bremner
                                                          Division of
Corporation Finance
Comapany NameSwiftmerge Acquisition Corp.
                                                          Office of Real Estate
& Construction
April 5, 2023 Page 2
cc:       Matthew R. Pacey, Esq.
FirstName LastName